UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2024

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	Consolidated Financial Statements for the two months ended December 31, 2023 and the Year ended October 31, 2023, as originally filed on Sedar on April 29, 2024
2.	Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers- Participation Fee, as originally filed on Sedar on April 29, 2024
3.	Form 13-501F1 Class 1 Reporting Issuers and Class 3B Reporting Issuers- Participation Fee, as originally filed on Sedar on April 29, 2024
4.	Form 51-102F1 Management Discussion & Analysis for the two months ended December 31, 2023, as originally filed on Sedar on April 29, 2024
5.	Form 52-109FV1 CEO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on April 29, 2024
6.	Form 52-109FV1 CFO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on April 29, 2024
7.	News Release- Grown Rogue Completes Fiscal Year Change, Reports Audited Financial Results for the Two Months Ending December 31, 2023, as originally filed on Sedar on April 30, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated April 30, 2024	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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